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                                                                    EXHIBIT 99.1


                     [SOUTH VALLEY NATIONAL BANK LETTERHEAD]

FOR IMMEDIATE RELEASE                                              July 18, 1996

For information, contact
Brad L. Smith, President & CEO
408-848-2161

                           PACIFIC CAPITAL BANCORP AND
                      SOUTH VALLEY BANCORPORATION TO MERGE

Morgan Hill, CA -- Pacific Capital Bancorp, holding company for First National Bank of Central California, and South Valley Bancorporation, holding company for South Valley National Bank, announced today the signing of a definitive agreement whereby South Valley National Bank would become a separate subsidiary of Pacific Capital Bancorp.

The agreement provides for South Valley Bancorporation shareholders to receive
0.92 shares, subject to adjustment, of Pacific Capital Bancorp common stock for each outstanding share of South Valley Bancorporation's common stock in a tax-free exchange to be accounted for as a "pooling of interests". The transaction is estimated to be valued at $34.7 million, or approximately $24.84 per South Valley share.

The merger is anticipated to close in the fourth quarter of 1996, subject to shareholder and regulatory approvals. It is anticipated that the merger will be accretive to earnings per share in the second full operating quarter for the combined companies.

The proposed merger would bring Pacific Capital Bancorp's total assets to approximately $567 million, and represents the collective achievements of two of the top performing locally owned banks in Central California.

                                  -more-


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Vern Horton, Chairman of the Board of Pacific Capital stated, "The combination of two of the highest performing locally owned banks operating in adjacent counties represents an exceptional opportunity for the customers, employees and shareholders of both companies." Mr. Horton continued, "The merger with South Valley National Bank is consistent with Pacific Capital Bancorp's strategy of preserving community banking and fostering growth while, at the same time, achieving significant revenue enhancements and cost savings in order to provide long term value to shareholders."

"We are very excited about the natural synergies resulting from this merger," stated Clay Larson, President of Pacific Capital Bancorp. "The complementary nature of our business philosophies, the strategic geography involved, and both banks' reputations for providing exceptional service to our respective communities make this merger an outstanding fit. Our new combined company will be very well positioned and extremely well capitalized to support continued growth and profitability. The merger will enable the combined organization to provide exceptional community banking to an expanded client base on a more cost effective basis."

"An affiliation with First National will be a major building block in putting together an organization of premier quality institutions for the Central Coast," said Roger Knopf, Chairman of the Board for South Valley Bancorporation. Mr. Knopf continued, "The cultures and quality of both organizations mirror each other, particularly in the areas of customer service, quality of staff and community involvement."


                                     -more-

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"We are confident that we are associating with an outstanding institution, management team and board of directors, and together will continue to lead the resulting company to superior results," said Brad Smith, President of South Valley National Bank.

First National Bank of Central California, formed in 1984, has branches in Salinas, Monterey, Carmel and Watsonville. For the six months ended June 30, 1996, Pacific Capital Bancorp reported earnings of $2,759,000 or $1.01 per share. South Valley National Bank, formed in 1983, operates branches in Gilroy, Hollister, Morgan Hill and San Juan Bautista. For the six months ended June 30, 1996, South Valley Bancorporation reported earnings of $1,035,000 or $.79 per share.
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                         COMBINED SUMMARY FINANCIALS
                (Dollars in thousands, except per share amounts)
                                   Unaudited
                                 June 30, 1996

                                        PACIFIC CAPITAL         SOUTH VALLEY       PRO FORMA
                                           BANCORP             BANCORPORATION      COMBINED
                                        ---------------        --------------      ---------
Total Assets                                 391,045                176,462          567,507
Total Loans                                  236,490                 92,249          328,739
Total Deposits                               344,671                156,678          501,349
Shareholders' Equity                          43,973                 17,885           61,858

Equity/Assets                                  11.24%                 10.14%           10.90%
Leverage Ratio                                 11.65%                 10.24%           11.50%
Non-Performing Assets                          2,161                  2,952            5,113
Loan Loss Allowance/Non-
      Performing Loans                        231.95%                242.00%          235.57%

Common Shares Outstanding(1)(2)            2,600,863               1,313,986       3,884,730(3)
Book Value per Share(1)(2)                    $16.91                  $13.61          $15.92

Number of Banking Offices                          5                       4               9

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(1) Based on shares outstanding as of June 30, 1996
(2) No effect has been given to stock options outstanding
(3) Reflects exchange ratio of .92 shares of Pacific Capital stock for every share of South Valley Bancorporation stock outstanding. Assumes approximately 77,500 shares issued to option holders of SVB Common Stock. Actual number will be determined at closing date.